Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-105450, 333-84646 and 333-115402 on Form S-8 and 333-123505 on Form S-3 of our report dated March 14, 2005 (March 14, 2006, as to the effects of the restatement discussed in Note 2 “Restatement” and discontinued operations discussed in Note 16 “Discontinued Operations”) relating to the consolidated financial statements of Asbury Automotive Group, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and other Intangible Assets” and to the restatement discussed in Note 2) and management’s report of the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K/A of Asbury Automotive Group, Inc. for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

New York, New York
March 14, 2006